June 16, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oramed Pharmaceuticals Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed June 5, 2014 (the “Filing”) File No. 001-35813

Dear Mr. Riedler:

The Company is writing in response to your letter dated June 12, 2014.  For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

Proposal 3: Amendment to the Company’s Certificate of Incorporation, page 22

1.
We note that you have proposed an amendment to your Certificate of Incorporation to increase your authorized common stock from 16,666,667 shares to 30,000,000 shares. Please revise to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the newly authorized shares for any purpose. If such plans exist, please disclose all material information.

Company Response: When it files its definitive proxy statement, the Company will revise the disclosure on page 22 of the Filing to include the following sentence “The Company does not currently have any specific plans, arrangements or understandings to issue any of the newly authorized shares for any purpose.”

Jeffrey P. Riedler
June 16, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comment and welcomes the opportunity to discuss with you the response provided above.  Please call me at +972 (0)72 221 8906 if you have any questions or require additional information.

Sincerely, Oramed Pharmaceuticals Inc. By: /s/ Yifat Zommer_______________ Yifat Zommer Chief Financial Officer

Oramed Pharmaceuticals Inc.   |    2/4 Hi-Tech Park Givat Ram, Jerusalem, Israel 91390   |    www.oramed.com
Phone: + 972-2-566 0001   |    Fax: + 972-2-566 0004   |    Email: info@oramed.com